17th April 2002

Please find following a copy of an announcement to the Australian
Stock Exchange concerning the relocation of the register of members of BHP Billiton Ltd filed in accordance with the rules of that Exchange.

In accordance with Australian Stock Exchange Listing Rule 3.15,
I advise that, effective today Monday 18 March 2002, the office at which the register of members of the Company is kept is at Level 28, 600 Bourke Street, Melbourne. All in-person shareholder enquiries should be made at that office.



R V Taylor
Deputy Secretary




BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia